Exhibit 17.1

[LETTERHEAD]

February 23, 2009

VIA FACSIMILE: 702-794-9560

William Westerman, Chairman/CEO
Riviera Holdings Corporation ("RHC")
2901 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Re:     Resignation from the Board of Directors

Dear Bill,

It is with great regret that I am tendering my resignation, effective immediately, as a Member of the RHC Board. I have enjoyed our friendship and the camaraderie we shared with fellow Board Members and the dedicated Riviera executives. As we face the considerable challenges ahead, I wish you every success in confronting these difficult economic times. If there is anything I can do to assist, please do not hesitate to call.

Kindest regards,

/s/ Jeffrey A. Silver

Jeffrey A. Silver

cc: Tulio Marchionne, Esq.